1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: November 10, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC October 2026 Revenue Report

HSINCHU, Taiwan, R.O.C. – November 10, 2026 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for October 2026: On a consolidated basis, revenue for October 2026 was approximately NT$586.89 billion, an increase of 14.7 percent from September 2026 and an increase of 59.7 percent from October 2025. Revenue for January through October 2026 totaled NT$4,485.62 billion, an increase of 43.3 percent compared to the same period in 2025.

TSMC October Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	October 2026	September 2026	M-o-M Increase (Decrease) %	October 2025	Y-o-Y Increase (Decrease) %	January to October 2026	January to October 2025	Y-o-Y Increase (Decrease) %
Net Revenue	586,890	511,857	14.7	367,473	59.7	4,485,617	3,130,437	43.3

TSMC Spokesperson:	TSMC Media Contacts
Wendell Huang Senior Vice President and CFO	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7128629 Mobile: 886-988-931-352 E-Mail: press@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for October 2026 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2026	2025
Oct.	Net Revenue	586,890,319	367,473,051
Jan.~Oct.	Net Revenue	4,485,617,293	3,130,436,902
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC Development*	35,419,601	3,915,120	3,915,120
* The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	2,573,007,334	2,714,917	2,714,917
TSMC**		176,180,400	176,180,400
TSMC***		457,993,793	326,953,998
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	441,197,649
	Mark to Market of Outstanding Contracts	(6,251,892)
	Cumulative Unrealized Profit/Loss	(3,236,695)
Expired Contracts	Cumulative Notional Amount	1,627,295,690
	Cumulative Realized Profit/Loss	(8,424,700)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	779,520
	Mark to Market of Outstanding Contracts	816
	Cumulative Unrealized Profit/Loss	(15,800)
Expired Contracts	Cumulative Notional Amount	14,774,237
	Cumulative Realized Profit/Loss	42,655
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,981,280
	Mark to Market of Outstanding Contracts	2,044
	Cumulative Unrealized Profit/Loss	(21,914)
Expired Contracts	Cumulative Notional Amount	35,805,078
	Cumulative Realized Profit/Loss	75,794
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	(4,241)
Expired Contracts	Cumulative Notional Amount	2,894,447
	Cumulative Realized Profit/Loss	21,008
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC Global

		Future
Margin Payment		(17,920)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,148,435
	Mark to Market of Outstanding Contracts	3,589
	Cumulative Unrealized Profit/Loss	4,267
Expired Contracts	Cumulative Notional Amount	11,017,800
	Cumulative Realized Profit/Loss	36,713
Equity price linked product (Y/N)		N